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                          May 24, 2023

       David Michels
       Chief Financial Officer
       Kinder Morgan, Inc.
       1001 Louisiana Street, Suite 1000
       Houston, Texas 77002

                                                        Re: Kinder Morgan, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 8,
2023
                                                            File No. 001-35081

       Dear David Michels:

               We have reviewed your April 25, 2023, response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 28, 2023, letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis
       Results of Operations
       Overview, page 39

   1. We have read your response to prior comment one and the disclosures provided in your
                                                        Form 10-Q for the
quarter ended March 31, 2023, which you indicate would more
                                                        thoroughly address your
consolidated results of operations. However, your commentary on consolidated
revenues on page 30 is limited to the statement    Revenues decreased
                                                        $405 million in 2023
compared to 2022. The decrease was primarily due to lower
                                                        commodity sales driven
by lower commodity prices and volumes.
 David Michels
Kinder Morgan, Inc.
May 24, 2023
Page 2
         We note that your commodity sales are comprised of both natural gas sales and product sales, which declined $425 million and $223 million, respectively, in the first quarter compared to the same quarter of the prior fiscal year. We understand that the actual decline in commodity sales of $648 million was offset by a $227 million positive adjustment for derivatives, although this was not mentioned in your disclosure.

         We believe that you should separately discuss and analyze the changes in material components of revenues, including your natural gas sales, product sales, and derivative adjustments. Item 303(b) of Regulation S-K requires that where financial statements reflect material changes from period-to-period in one or more line items, including offsetting changes within a line item, that you describe the underlying reasons for the material changes in both quantitative and qualitative terms.

         Please expand your discussion and analysis to address revenues, cost of sales, and operations and maintenance expense on a consolidated basis, including details that are responsive to the requirements referenced above, and the requirements referenced previously. We reissue prior comment one.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Karl Hiller,
Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid Michels                               Sincerely,
Comapany NameKinder Morgan, Inc.
                                                              Division of
Corporation Finance
May 24, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName